UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 02 December 2016
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “the company”)
In compliance with paragraphs 3.63 to 3.74 of the JSE Listings Requirements, the
following information is disclosed:
DEALING IN SECURITIES BY DIRECTORS: SHARE AWARDS
In line with the provisions of the Harmony Share Plan, shares are awarded to directors in November of each year.
1. Name of director:
PW Steenkamp (Chief Executive
Officer)
Nature of transaction:
Off market award of performance
shares
Periods of vesting:
Performance shares vest after
three years.
Date:
29 November 2016
Class of securities:
Performance shares
Number of performance shares
awarded:
420 423
Nature and extent of
director’s interest:
Direct beneficial
2. Name of director:
F Abbott (Financial Director)
Nature of transaction:
Off market award of performance
shares
Periods of vesting:
Performance shares vest after
three years.
Date:
29 November 2016
Number of performance shares
awarded:
245 881
Matched performance shares
awarded, matching the 2013
performance shares vested and
pledged in November 2016:
84 952
Nature and extent of
director’s interest:
Direct beneficial

3. Name of director: HE Mashego (Executive Director)
Nature of transaction:
Off market award of performance
shares
Periods of vesting:
Performance shares vest after
three years.
Date:
29 November 2016
Class of securities:
Performance shares
Number of performance shares
awarded:
152 091
Nature and extent of
director’s interest:
Direct beneficial
4. Name of Company Secretary:
Riana Bisschoff (Company
Secretary)
Nature of transaction:
Off market award of performance
shares
Periods of vesting:
Performance shares vest after
three years.
Date:
29 November 2016
Class of securities:
Performance shares
Number of performance shares
awarded:
53 798
Nature and extent of
director’s interest:
Direct beneficial
Prior clearance was obtained in respect of the above dealings by the directors.
For more details contact:
Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)
Johannesburg, South Africa
2 December 2016
Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: December 02, 2016
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director